

10035428

ES
GE COMMISSION
0549

OM

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-21076 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**DOMINICK & DOMINICK LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**150 EAST 52ND STREET**
(No. and Street)

| **NEW YORK** | **NY** | **10022** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**JAMES POIT** **(212) 558-8928**
(Area Code - Telephone Number)

## B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**CITRIN COOPERMAN & COMPANY, LLP**
(Name - if individual, state last. first. middle name)

| **529 FIFTH AVENUE** | **NEW YORK** | **NY** | **10017** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

3-2

**OATH OR AFFIRMATION**

I, **ROBERT HLADEK**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DOMINICK & DOMINICK LLC**, as of **DECEMBER 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________



Signature

**CHIEF FINANCIAL OFFICER**
Title



Notary Public

LYNN SPERANDEO
Notary Public, State of New York
No. [illegible]
Qualified in Westchester County
Commission Expires Nov. 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

# DOMINICK & DOMINICK, L.L.C.
(A Limited Liability Company)

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2009

DOMINICK & DOMINICK, L.L.C.
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2009

## INDEX



Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT

To the Members of
Dominick & Dominick, L.L.C.

We have audited the accompanying statement of financial condition of Dominick & Dominick, L.L.C. as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 2 to the statement of financial condition, as of January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes and adopted new fair value measurements related to non-financial assets and liabilities.

As more fully described in Note 9, the Company is a defendant in an two actions related to its securities business. The matters are in preliminary stages, and the Company cannot predict with certainty the eventual loss or range of loss related to such matters.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dominick & Dominick, L.L.C. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

February 26, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citroncooperman.com

**DOMINICK & DOMINICK, L.L.C.**
**(A Limited Liability Company)**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2009**

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 309,594 |
| Due from clearing broker | 717,232 |
| Securities owned, at fair value | 3,695,587 |
| Notes receivable | 353,415 |
| Property and equipment, net of accumulated depreciation of $5,686,016 | 450,996 |
| Other assets | 1,331,968 |
| **TOTAL ASSETS** | $ 6,858,792 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Securities sold, but not yet purchased | $ 215,250 |
| Compensation payable | 1,637,164 |
| Accounts payable, accrued expenses, and other liabilities | 379,577 |
| Due to affiliate | 99,952 |
| Subordinated borrowings | 2,000,000 |
| Total liabilities | 4,331,943 |
| Commitments and contingencies (Note 9) | |
| Members' equity | 2,526,849 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ 6,858,792 |

See accompanying notes to statement of financial condition.

## NOTE 1. ORGANIZATION

Dominick & Dominick, L.L.C. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered with the SEC as a registered investment advisor. The Company provides brokerage services to the public, related companies and individuals, as well as corporate finance and investment advisory services.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Securities Owned

Marketable securities are valued at market value. Securities owned that are not readily marketable are valued at fair value as determined by management.

### Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

### Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative generally accepted accounting principles in the United States ("GAAP") recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the statement of financial condition and accompanying notes.

## NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Pronouncements (Continued)

In September 2006, the FASB issued authoritative guidance for fair value measurements, which has been codified in FASB ASC 820, *Fair Value Measurements and Disclosures*. The new guidance enhances existing guidance for measuring assets and liabilities at fair value. The guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The Company adopted the standard as amended by subsequent FASB standards beginning January 1, 2008, on a prospective basis. In February 2008, the FASB issued authoritative guidance that permits companies to partially defer the guidance for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The remaining aspects of the fair value measurement standard were adopted prospectively beginning January 1, 2009 and did not have a material effect on the accompanying statement of financial condition.

On January 1, 2009, the Company adopted the new standard for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, statement of financial condition classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the standard did not impact the Company's statement of financial condition.

Subsequent Events

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the statement of financial condition; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its statement of financial condition; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted FASB ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the statement of financial condition was available to be issued on February 26, 2010.

Fair Value Measurements

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to

## NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (continued)

measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs which are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

## NOTE 3. BROKERAGE ACTIVITIES AND CREDIT RISK

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

The clearing broker has extended credit to one of the Company's customers in the amount of $125,000. The Company has guaranteed its repayment of the $125,000 to the clearing broker. The Company has segregated cash in the amount of $125,000 to serve as collateral. This amount is included in other assets.

The Company maintains cash in a bank account that, at times, may exceed federally insured limits.

## NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2009, the Company's marketable equity securities in the amount of $540,900 are considered to be Level 1 securities based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access.

The restricted equity securities in the amount of $416 are considered Level 2 based on the nature of the restriction.

The following table identifies the valuation of the Company's investments by the above FASB ASC 820 fair value hierarchy levels as of December 31, 2009:

| | Level 1 | Level 2 | Total |
|---|---|---|---|
| Money market accounts | $ - | $ 3,017,263 | $ 3,017,263 |
| Marketable equity securities | 540,900 | - | 540,900 |
| Foreign currencies | 137,008 | - | 137,008 |
| Restricted equity securities | - | 416 | 416 |
| Total securities owned | $ 677,908 | $ 3,017,679 | $ 3,695,587 |

At December 31, 2009, the Company's securities sold, but not yet purchased in the amount of $215,250 are considered to be Level 1 securities based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access.

## NOTE 5. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Substantially all of the Company's cash is held in accounts at a major financial institution and therefore, is subject to the credit risk of that financial institution.

The Company's securities owned and amounts due from brokers and dealers are held at its clearing broker and therefore, and along with cash balances held at the clearing broker, are subject to the credit risk of the clearing broker.

From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected on the statement of financial condition and may result in a gain or loss to the Company.

The Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at December 31, 2009.

## NOTE 6. NOTES RECEIVABLE

Notes receivable bear interest at rates ranging from 4% to 5% per annum and mature at various dates through December 2010. Notes receivable are due from employees and are unsecured.

## NOTE 7. PROPERTY AND EQUIPMENT

At December 31, 2009, property and equipment consisted of the following:

| | |
|---|---|
| Furniture and fixtures | $ 1,736,771 |
| Computer equipment and programs | 2,819,383 |
| Leasehold improvements | 1,580,858 |
| | 6,137,012 |
| Less: accumulated depreciation and amortization | (5,686,016) |
| Property and equipment, net | $ 450,996 |

## NOTE 8. INCOME TAXES

As a limited liability company, the Company is treated as a partnership for Federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying statement of financial condition, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. The Company is subject to the New York City unincorporated business tax. With few exceptions, the Company is no longer subject to federal, state and local income tax examinations by tax authorities for years before 2006.

## NOTE 9. COMMITMENTS AND CONTINGENCIES

Legal Matters

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations and other litigation. Certain of these legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company is presently a defendant in two such matters.

During 2009, suits were instituted in the United States District Court for the Southern District of New York against the Company and certain individuals associated with the Company alleging, among other things, misrepresentations of material facts regarding a certain investment as well as common law fraud and breaches of legal or contractual duty. The Company intends to vigorously defend itself against these claims and management believes it has meritorious defenses to these allegations.

Additionally during 2009, a complaint was filed with FINRA Dispute Resolution seeking an arbitration hearing regarding allegations of, among other things, making unsuitable investment recommendations, misrepresenting material facts about certain investments and breaching fiduciary duties owed to the claimant. The Company intends to vigorously defend itself against these claims and management believes it has meritorious defenses to these allegations.

## NOTE 9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Lease Commitments

The Company leases office space under operating leases that expire through 2015. During 2009, rental expense, net of sublease income of approximately $234,000, amounted to $1,591,000.

The approximate future minimum annual payments required as of December 31, 2009, over the terms of the current leases are as follows:

| Year ending December 31: | Obligations | Sublease Income |
|---|---|---|
| 2010 | $ 1,720,000 | $ 233,552 |
| 2011 | 1,713,000 | |
| 2012 | 1,729,000 | |
| 2013 | 1,739,000 | - |
| 2014 | 1,256,000 | - |
| Thereafter | 1,083,000 | - |
| | $ 9,240,000 | $ 233,552 |

## NOTE 10. SUBORDINATED BORROWINGS

The subordinated borrowing is due to an entity related to the Company by common ownership. The note is subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitutes part of the Company's net capital under the SEC's Uniform Net Capital Rule, as defined. Subordinated notes may be repaid only if, after giving effect to such repayment, the Company meets the net capital regulations of the SEC.

The terms of the borrowing provide that interest shall be charged at 4.5% per annum. During 2009, the Company incurred related interest of $90,000.

## NOTE 11. MEMBERS' EQUITY

At December 31, 2009, the Company's equity interests are comprised of the following:

| | Authorized | Issued and Outstanding |
|---|---|---|
| Common units | 17,000,000 | 200,000 |
| Series A preferred units | 1,000,000 | 600,000 |
| Other preferred units - Series B | 2,000,000 | 926,600 |

The common units are voting units with no stated value.

Holders of the preferred units have no voting rights and are entitled to a cumulative preferred return equal to a set percentage of the redemption value (as defined) for each respective series. However, the cumulative preferred returns will not accumulate or accrue for any period prior to January 1, 2011. Redemption of preferred units can only be made at the direction of the Board of Managers. The redemption (liquidation) value of both the Series A and Series B preferred units is $10 per unit.

## NOTE 11. MEMBERS' EQUITY (CONTINUED)

The Company's operating agreement provides for preferred return percentages amounting to 4% and 4.52% for the Series A Preferred Units and Series B Preferred Units, respectively.

The Company received an aggregate of $1,000,000 during March 2009 for the issuance of an additional 100,000 Series B Preferred Units.

## NOTE 12. RELATED PARTY TRANSACTION

The Company has been advanced funds from an affiliate. At December 31, 2009, the balance owed on such advances amounted to $99,952. These advances are unsecured, non-interest bearing and due on demand.

## NOTE 13. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2009, the Company had net capital of approximately $2,202,000, which was in excess of the Company's required net capital of approximately $508,000. The Company's ratio of aggregate indebtedness to net capital was 3.46 to 1 as of December 31, 2009.